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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             THE CHERRY CORPORATION
                       (Name of Subject Company (Issuer))

                                 PETER B. CHERRY
                        CABO ACQUISITION CORP. (OFFEROR)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)

                                 PETER B. CHERRY
                             CABO ACQUISITION CORP.
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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CALCULATION OF FILING FEE:  Previously Paid

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/ /  CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:       Not applicable.
Form or Registration No.:     Not applicable.
Filing Party:                 Not applicable.
Date Filed:                   Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/X/  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  INTRODUCTION

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on June 15, 2000 by CABO Acquisition Corp. ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $1.00 per share, of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Iterms 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

- Peter B. Cherry is hereby added as an offeror with respect to the Offer. The first paragraph and the first sentence of the second paragraph of "THE OFFER--Section 14. Conditions to the Offer" of the Offer to Purchase are amended and supplemented in their entirety to read as the following sentence:

     "Purchaser and Peter B. Cherry believe the Offer and the Merger to be substantially and procedurally fair to the stockholders of the Company (other than Purchaser and the Cherry Family Members). "

- "THE OFFER--Section 7 Certain Information Concerning Purchaser" of the Offer to Purchase is hereby amended and supplemented by deleting the clause "to the best of its knowledge" in the third, fifth, sixth and seventh paragraphs of the section.

- "SPECIAL FACTORS--Section 3. Opinion of Financial Advisor to the Special Committee" is hereby amended and supplemented by adding the following sentence at the end of the first paragraph of that section:

     "The Special Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing the report concerning the fairness of the transaction."


- "SPECIAL FACTORS--Section 4. Purpose and Structure of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph of the section:

     "Purchaser and the Cherry Family Members decided to engage in the Offer and the Merger at this time only after reviewing the Company's unsuccessful attempts to increase stockholder value and concluding that it was in the bests interest of the Company for it to become a private company. As discussed in "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," the Company has made several unsuccessful attempts to increase stockholder value. Because of the historically low trading volume and market price of the Shares, stockholders of the Company have had little or no liquidity, and Shares have little value as an acquisition currency or as a source of financing. The Purchaser and the Cherry Family Members concluded that the Offer and the Merger would permit stockholders of the Company other than the Cherry Family Members to receive cash for their Shares at a

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     premium over the historical trading price for the Shares. As a privately held company, the Company's management would be able to eliminate management time spent on matters related to the Company being a public company and could better focus its efforts exclusively on the operation of the Company's business."

- "SPECIAL FACTORS--Section 5. Position of Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented to add the following paragraphs immediately after the second paragraph of the section:

     "The Purchaser and the Cherry Family Members did not consider the Company's net book value or liquidation value because such values were believed not to be material indicators of the Company's value as a going concern.

     Purchaser and the Peter B. Cherry believe that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors; (ii) the Special Committee retained and was advised by its own independent legal counsel who negotiated the Merger Agreement on behalf of the Special Committee; (iii) the Special Committee retained and was advised by its own financial advisor to assist it in evaluating the Offer and the Merger and provide it with financial advice; and (iv) the Offer Price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and Purchaser."

- "THE OFFER--Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby amended and supplemented by deleting the second sentence of the first paragraph of that section.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CABO ACQUISITION CORP.

                                        By:   /s/ Peter B. Cherry
                                              ----------------------------
                                        Name:     Peter B. Cherry
                                        Title:    President


                                        /s/ Peter B. Cherry
                                        ----------------------------------
                                        Peter B. Cherry



Dated: July 6, 2000